Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
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Web: www.chainata.com

Special Meeting of Shareholders
October 28, 2011

REPORT ON VOTING RESULTS

In respect of the Special Meeting of shareholders of Chai-Na-Ta Corp. (the “Corporation”) held on October 28, 2011 (the “Meeting”), the following sets forth a brief description of the matter that was voted upon at the Meeting and the outcome of the vote.

Resolution	Votes	Votes
	For	Against
Special resolution to approve and authorize the sale by the Corporation’s wholly owned subsidiary Chai-Na-Ta Farms Ltd. (the “Seller”) of certain assets and property (the “Assets”) to Canadian Imperial Ginseng Ontario Ltd. (the “Purchaser”) in an arms’ length transaction, as more particularly set forth in the Management Information Circular dated September 26, 2011 prepared for the purpose of the Meeting.	18,622,431 (94.53%)	1,076,877 (5.47%)

Date: November 1, 2011

“Wilman Wong”
______________________________________
Wilman Wong
Chief Executive Officer